NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

New York Stock Exchange LLC (the ?Exchange? or the
?NYSE?) hereby notifies the Securities and Exchange
Commission (the ?Commission?) of its intention to remove the entire class of Common Stock of Care Investment Trust
Inc. (the ?Company?) from listing and registration on the Exchange at the opening of business on February 11, 2011, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange.
Information supplied by the Company or taken from other sources believed by the Exchange to be reliable indicates that as of August 26, 2010, the Company had fewer than 600,000 publicly held shares of Common Stock as a result of a tender offer made by the Company. The tender offer expired at 12:00 PM on August 13, 2010.

1. Section 802.01A of the Exchange?s Listed Company
Manual states, in part, that the Exchange would normally give consideration to suspending or removing from the list a security of a company when the ?number of publicly-held shares is less than 600,000.?

2. The Exchange, on August 26, 2010, determined that the Common Stock should be suspended from trading, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange.

3. Pursuant to the above authorization, a press release was issued on August 26, 2010, and an announcement was made on the ?ticker? of the Exchange at the close of the trading session on August 26, 2010 of the suspension of trading in the Common Stock. Similar information was included on the Exchange?s website.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist the Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company requested such a review, and was notified on October 21, 2010 that the Committee for Review had upheld the Exchange?s decision to delist the Company.